

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Mr. Paul S. Walsh
Chief Executive Officer
Diageo plc
Lakeside Drive, Park Royal
London NW10 7HQ, England

> **Re: Diageo plc**
> **June 30, 2010 Form 20-F**
> **Filed September 14, 2010**
> **File No. 001-10691**

Dear Mr. Walsh:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements, page 155

2. Segmental Information, page 157

(e) Foreign Exchange Rates, page 162

1.   We note that your results for the year ended 30 June 2010 include operating profit for Venezuela denominated in Venezuelan bolivar fuerte ("VEF") of VEF 485 million, translated at the official exchange of $1 = VEF2.15 (£1 = VEF3.51) for the six months ended 31 December 2009 and $1 = VEF4.3 (£1 = VEF6.4) for the six months ended 30 June 2010. Please tell us how you considered the IAS 21.42(a) requirement to translate all amounts at the closing rate at the date of the most recent statement of financial position.

2. We note on page 179 that Venezuela became a hyperinflationary country in December 2009, and that hyperinflationary accounting requires the restatement of the subsidiary undertaking's income statement to current purchasing power. To the extent you believe your business operations in Venezuela are material, please provide the following disclosures:

- Disclosure of how the government actions regarding exchange rates and related restrictions affect the registrant's ability to repatriate cash via dividends, including any impact of the elimination of the parallel market and the volume restrictions as part of the SITME;

- Discussion of the impact that the price controls imposed by the government resulting from the January 2010 devaluation had on your business;

- Discussion of any anticipated or recent changes in business practices or policies to be enacted to that have been enacted in response to the economic conditions in Venezuela;

- Disclosure of the amount of individual monetary assets and liabilities held by Venezuelan subsidiaries disaggregated by the currency in which they are denominated (e.g. VEF or USDs);

- Disaggregated financial information including a summarized balance sheets, income statements, and cash flow statements for any Venezuelan subsidiaries in order to help readers understand the impact of deconsolidation should the lack of exchangeability become other than temporary;

- Discussion of the impact that any further devaluation might have on the company's assets, liabilities, revenues, margins, and income;

- Disclosure of the amount of VEF pending government approval for settlement at either the official rate or the SITME rate and the length of time; and

- Disclosure of the exchange rate selected for remeasurement and an explanation of any changes in the rate selected from the prior period, including the financial statement impact of the change.

If you believe that such information is not material for readers to assess the past and potential future impact of the economic conditions in Venezuela, please explain to us the basis for your conclusion.

Note 12. Property, Plant and Equipment, page 189

3. We note the prior year adjustments that reduced plant and equipment by £ 199 million (cost) and £ 149 million (depreciation) at 30 June 2008. Please tell us what these adjustments represent and explain to us how they relate to your change in accounting policy for returnable bottles and crates, if at all. In that regard, it appears to us that property, plant and equipment would increase as a result of this change in accounting policy.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services